# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWER SOLUTIONS INTERNATIONAL, INC., CIK 0001137091
CUSIP: 73933G202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Date of event which requires filing of this statement: 04/21/2025
Amends the filing with accession number 0001193125-11-132572
Filed by CIK 0001517040
Persons authorized to receive notices and communications: Gary S. Winemaster, c/o Power Solutions International, Inc., 201 Mittel Drive, Wood Dale, Illinois (IL), 60191, (630) 350-9400

## Reporting persons
- Gary S. Winemaster (CIK 0001517040): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,184,109; shared voting power 681; sole dispositive power 2,184,109; shared dispositive power 681; aggregate amount beneficially owned 2,184,790 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: POWER SOLUTIONS INTERNATIONAL, INC.
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated herein by reference.

The Reporting Person may be deemed to beneficially own 2,184,790 shares of Common Stock, representing 9.5% of the Common Stock outstanding based upon 23,007,894 shares of the Issuer's Common Stock outstanding as of March 17, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 2,184,109

Shared power to vote: 681

Sole power to dispose or direct the disposition of: 2,184,109

Shared power to dispose or direct the disposition of: 681
Transactions in the class effected during the past sixty days:
During the past sixty days, the Reporting Person has not engaged in any transactions in the Issuer's Common Stock other than the following:

-- On April 21, 2025, the Reporting Person made a gift of 760,172 shares of Common Stock to a grantor retained annuity trust, of which the reporting person is not the trustee; and

-- On April 11, 2025, the Reporting Person sold 2,000 shares of Common Stock at a price of $23.2739 per share in an open market transaction on the Nasdaq stock market.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Gary S. Winemaster: /s/ Gary S. Winemaster, Gary S. Winemaster (04/23/2025)